IIFL Capital Inc.
(a wholly owned subsidiary of IIFL Securities Limited)
Statement of Financial Condition
March 31, 2021

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68100

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___04/01/20___ AND ENDING ___03/31/21___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

IIFL Capital Inc.

	OFFICIAL USE ONLY
	_____
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 Avenue of the Americas, Suite # 1506
(No. and Street)

New York   **NY**   **10036**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum   **(212) 897-1694**
                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

200 Jefferson Park	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

IIFL Capital Inc.
(a wholly owned subsidiary of IIFL Securities Limited)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.

[x]   (a)   Facing Page.

[x]   (b)   Statement of Financial Condition and Footnotes.

[ ]   (c)   Statement of Operations.

[ ]   (d)   Statement of Changes in Stockholder's Equity.

[ ]   (e)   Statement of Cash Flows.

[ ]   (f)   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   (g)   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[ ]   (h)   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   (i)   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   (j)   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (not applicable).

[ ]   (k)   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]   (l)   An Affirmation.

[ ]   (m)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

[ ]   (n)   Independent Auditors' Report Regarding Rule 15c3-3 exemption.

[ ]   (o)   Rule 15c3-3 Exemption Report.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



AFFIRMATION

I, Venkatesh Komminemi, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to IIFL Capital Inc. for the year ended March 31, 2021, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

K. Venkatesh.
Signature

CEO
Title

Notary Public

SWORN TO AND SUBSCRIBED
BEFORE ME THIS
20 DAY OF April, 2021

NASER R. BATAH
NOTARY PUBLIC, STATE OF NEW JERSEY
COMMISSION # 50132485
MY COMMISSION EXPIRES
JULY 24, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
IIFL Capital Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IIFL Capital Inc. (the "Company"), as of March 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

April 19, 2021

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

IIFL Capital   Inc.
(a wholly owned subsidiary of IIFL Securities Limited)

Statement of Financial Condition
March 31, 2021

Assets

Cash and cash segregated under federal regulations	$ 1,052,079
Due from Parent	142,000
Fixed assets, net of accumulated depreciation of $1,119	202
Right-of-use asset	66,590
Security deposits	10,000
Income tax receivable	13,000
Other assets	11,191
Total assets	**$ 1,295,062**

Liabilities and Stockholder's Equity

Accounts payable and other accrued liabilities	$ 115,831
Lease liability	66,590
Due to affiliate	49,388
Income taxes payable	25
Total liabilities	231,834

Stockholder's equity:	
Common stock, $0.01 par value. Authorized 1,000 shares; issued and outstanding 1,000 shares	10
Additional paid-in capital	687,490
Retained earnings	375,728
Total stockholder's equity	1,063,228
Total liabilities and stockholder's equity	**$ 1,295,062**

The accompanying notes are an integral part of this statement of financial condition.

IIFL Capital Inc.
(a wholly owned subsidiary of IIFL Securities Limited)
Notes to Financial Statement
Year Ended March 31, 2021

1. Organization

IIFL Capital Inc. (the Company) is a wholly owned subsidiary of IIFL Securities Limited, Mumbai, India (Parent). The Company provides brokerage and research services to institutional investors in the United States investing in securities of companies principally headquartered in India. The Company is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's customers transact their business on a delivery versus payment basis. The settlement of the customer securities transactions is facilitated by its Parent in India for securities traded in the Indian stock markets. Accordingly, the Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, and it is also subject to Rule 15c3-1, the Uniform Net Capital Rule.

2. Significant Accounting Policies

a) Cash

The Company maintains cash at federally insured banking institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits; however, the Company does not consider itself to be at risk with respect to its cash deposits.

Cash includes $114,860 in a special account segregated in compliance with federal regulations to cover commission rebate liabilities amounting to $686 included in accounts payable and other accrued liabilities.

b) Fixed Assets

Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

c) Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been included in the financial statements. Under this method deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year the differences are expected to reverse. The effect of the change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are recognized subject to management's judgment that realization is more likely than not.

d) Estimates

This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition.

2. Significant Accounting Policies (continued)

e) Accounts Receivable

Accounts receivable, if any, represents amounts due from customers for research services. The Company periodically reviews the receivables for collectability and the necessity to establish an allowance for credit losses. As of March 31, 2021, there were no accounts receivable balances; therefore, the Company determined that no allowance was required.

In June 2016, the FASB issued ASU 2016-13, Accounting for Financial Instruments - Credit Losses (Topic 326). ASU 2016-13 requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Under the new standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The income statement will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This provision of the guidance requires a modified retrospective transition method with a cumulative-effect adjustment in retained earnings upon adoption. This guidance became effective for the Company on April 1, 2020, and the Company adopted this guidance on that date which resulted in no adjustment to retained earnings.

f) Leases

The Company records its lease assets and liabilities in accordance with ASC 842. The guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The Company has elected, for all underlying classes of assets, to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease costs associated with our short-term leases on a straight-line basis over the lease term.

Other information related to leases as of March 31, 2021 is as follows:

Weighted average remaining operating lease term	1.67 years
Weighted average discount rate of operating leases	6%

3. **Fair Value Measurements**

U.S. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

- Level 3 - Unobservable inputs for the asset or liability that rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

By mutual agreement, the Company redeemed certificates of deposit prior to maturity and therefore had no investments measured at fair value as of March 31, 2021.

4. **Related Party Transactions**

The Company maintains an administrative services agreement with another affiliated entity in the US, IIFL Inc., whereby IIFL Inc. is to provide certain services. Management determined the amount of certain expenses paid directly by IIFL Inc. that should be allocated to the Company, such as rent, office expenses and other operating expenses amounted to $62,171. During the year, the Company

4. Related Party Transactions (continued)

paid approximately $2,100 of expenses attributable to IIFL Inc. The total amount due to IIFL Inc. is approximately $49,000 as of March 31, 2021.

For the year ended March 31, 2021, the Company earned transfer pricing revenue from its Parent. At March 31, 2021, $142,000 remained unpaid.

5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method of computing its net capital. Under this method, net capital as defined, shall not be less than $250,000. At March 31, 2021, the Company had net capital of approximately $886,000 which exceeded requirements by approximately $636,000.

6. Off-Balance-Sheet Risk, Concentration Risk and Credit Risk

The Company's policy is to continuously monitor its exposure to market and counterparty risk by using a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

7. Income Taxes

The Company does not have any uncertain tax positions or any known unrecognized tax benefits at March 31, 2021.

8. 401(k) Plan

The Company also sponsors a qualified defined contribution salary reduction 401(k) plan covering all eligible employees. The maximum contribution payable under the plan is equal to a defined percentage of the eligible employee's salary subject to Internal Revenue Service ("IRS") limits. Employee contributions may be matched at the discretion of the Company subject to IRS limits.

9. Concentrations

Most of the Company's assets are held in the form of cash in accounts at major commercial banks.

Management does not expect any losses to result with respect to any of these concentrations.

10. Commitments and Contingent Liabilities

The Company is a co-signer along with IIFL Inc. on the lease for its office space, such lease expiring on November 30, 2022.   The Company would be obligated on the full amount of lease payments remaining at any time should IIFL Inc. default on its portion.   Future annual lease payments are as follows:

10. Commitments and Contingent Liabilities

Year Ending March 31	Total Commitments
2022	$ 169,394
2023	113,915
	$ 283,309

In accordance with the Company's administrative services agreement with its affiliate (Note 4), the Company is responsible for 25% of the total lease cost. As such, the Company has recorded a right-of-use asset and lease liability representing its share of the anticipated lease liability per this agreement. Both the right-of-use asset and lease liability diminish over time at the same rate.

The future minimum annual payments as of March 31, 2021 for the Company's share of the lease are as follows:

Year Ending March 31	Total Commitments
2022	$ 42,085
2023	28,056
Total discounted lease payments	70,141
Less imputed interest	(3,551)
Total lease liability	$ 66,590

11. COVID–19

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.